UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42039

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Viking Holdings Ltd

(Translation of registrant’s name into English)

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94 Pitts Bay Road

Pembroke, Bermuda HM 08

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note

On May 14, 2026, Viking Holdings Ltd (the “Company”) issued a press release announcing the appointment of Leah Talactac, the President and Chief Financial Officer of the Company, as Chief Executive Officer, effective immediately. Torstein Hagen will continue to serve as Chairman of the Board of Directors of the Company and, effective immediately, has been appointed as Executive Chairman. The Company also announced that Linh Banh has been appointed as Chief Financial Officer of the Company, effective immediately. In the press release, the Company also reported its financial results for the first quarter of 2026, ended March 31, 2026. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

The information in this Report on Form 6-K (including Exhibit 99.1 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit Number	Description
99.1	Press Release of Viking Holdings Ltd, dated May 14, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2026

Viking Holdings Ltd

By:	/s/ Leah Talactac
Name:	Leah Talactac
Title:	President and Chief Executive Officer